Mail Stop 3561

September 14, 2006

Mr. Darren Richardson
President and Chief Executive Officer
7480 Mission Valley Road, Suite 101
San Diego, California 92108

> **Re: Mad Catz Interactive, Inc.**
> **Form 10-K for the year ended March 31, 2006**
> **Filed June 28, 2006**
> **File No. 001-14944**

Dear Mr. Talbot:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Linda Cvrkel
                        Branch Chief